SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No.  )*

                            Metro-Goldwyn-Mayer Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   591610100
                                 (CUSIP Number)

                               November 12, 1998
            (Date of Event which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / /  Rule 13d-1(b)
     / /  Rule 13d-1(c)
     /X/  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 591610100

1.   Name of Reporting Person:

     Seven Network Ltd.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) / /

3.   SEC Use Only


4.   Citizenship or Place of Organization: New South Wales, Australia


               5.   Sole Voting Power: 16,208,463(1)(2)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 16,208,463(1)(2)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     16,208,463(1)(2)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 24.6%


12.  Type of Reporting Person: OO

--------------
(1) The shares reported herein (the "Shares") are owned directly by Miltonstar Pty. Limited ("Miltonstar"), which is a wholly-owned subsidiary of Seven International Limited ("Seven International"), which in turn is a wholly-owned subsidiary of the Reporting Person. Accordingly, the Reporting Person exercises sole voting and dispositive power over the Shares.

(2) The Shares being reported herein as beneficially owned by the Reporting Person are subject to a Stock Purchase Agreement (the "Stock Purchase Agreement"), dated as of August 19, 1998, between the Reporting Person and Tracinda Corporation ("Tracinda"), pursuant to which the Reporting Person will sell to Tracinda all of the Shares. The closing of such transaction is expected to occur on or before September 1, 1998.
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Item 1(a).     Name of Issuer.

     The name of the issuer is Metro-Goldwyn-Mayer Inc.(the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices.

     The principal executive offices of the Issuer are located at 2500 Broadway Street, Santa Monica, California 90404.

Item 2(a).     Names of Persons Filing.

     Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13G Statement is hereby filed by Seven Network Limited, an Australian entity ("Seven" or the "Reporting Person"). The Shares are owned directly by Miltonstar, which is a wholly-owned subsidiary of Seven International, which in turn is a wholly-owned subsidiary of Seven. Accordingly, the Reporting Person exercises sole voting and dispositive power over the Shares. Seven, Seven International and Miltonstar are sometimes hereinafter collectively referred to as the "Item 2 Persons." The Shares being reported herein as beneficially owned by Seven are subject to the Stock Purchase Agreement, dated as of August 19, 1998, between Seven and Tracinda, pursuant to which Seven will sell to Tracinda all of the Shares. The closing of such transaction is expected to occur on or before September 1, 1998.

Item 2(b).     Address of Principal Business Office, or if None, Residence.

     The principal business office for the Reporting Person is Mobbs Lane, Epping NSW 212, Australia.

Item 2(c).     Citizenship.

     The Reporting Person is an Australian entity.

Item 2(d).     Title of Class of Securities.

     This statement relates to the Common Stock, par value $.01 per share (the "Stock") of the Issuer.

Item 2(e).     CUSIP Number.

     The CUSIP number of the Shares is 591610100.

Item 3.   Filing Pursuant to Rules 13d-1(b) or 13d-2(b).

     If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) / / Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

     (b) / /  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

     (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

     (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

     (e) / / An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

     (f) / /  An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

     (g) / /  A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

     (h) / / A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) / /  Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to section 240.13d-1(c), check this box / /.

Item 4.   Ownership.

     (a) - (b)

     The Reporting Person may, pursuant to Rule 13d-3(a), be deemed to be the beneficial owner of 16,208,463 shares of the stock, which constitutes approximately 24.6% of the outstanding shares of the stock.

     (c)

     Acting on behalf of its indirect wholly-owned subsidiary, Miltonstar Pty. Limited, Seven has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 16,208,463 shares of the stock.


Item 5.   Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     No person other than the Item 2 Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by them.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not applicable.

Item 8.   Identification and Classification of Members of the Group.

     Not applicable.

Item 9.   Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:     August 24, 1998



                    SEVEN NETWORK LTD.


                    By: /s/ Michael R. Gleason
                        Michael R. Gleason, attorney-in-fact (1)



(1) An Authorization Certificate authorizing Michael R. Gleason to act on behalf of Seven Network Ltd. is filed herewith as Exhibit 99.2.

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EXHIBIT INDEX

EXHIBIT             DESCRIPTION

99.2      Power of Attorney for Seven Network Ltd.